October 5, 2006


Mr. Robert M. Tarola
Senior Vice President and Chief Financial Officer, W.R. Grace &
Co.
7500 Grace Drive
Columbia, MD 21044-4098

Re:		W.R. Grace & Co.
Form 10-K for the fiscal year ended December 31, 2005
      File No. 1-13953


Dear Mr. Tarola:


      We have completed our review of your Form 10-K and related filings and have no further comments at this time. The supplemental information filed previously under Rule 12b-4 will also be returned in the provided FedEx mailer.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3768.

							Sincerely,



							John Cash
							Branch Chief


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE